Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
WEDNESDAY, MAY 7, 2003

GRUPO TMM TO REPORT FIRST-QUARTER EARNINGS MAY 20
Conference Call On May 21 To Be Accessible Via Internet

Mexico City, May 7, 2003 - Grupo TMM, S.A. (NYSE: TMM) the largest Latin American multi-modal transportation and logistics company, will publish first quarter results on Tuesday, May 20, 2003. Management will discuss first-quarter earnings and provide a corporate update on Wednesday, May 21, 2003, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-218-0713 (domestic) or 303-262-2141 (international) at least five minutes prior to the start of the call. Presentation materials and a simultaneous webcast of the meeting will be available on http://www.visualwebcaster.com/event.asp?id=14731. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download the presentation and install any software required to run the presentation.

A replay of the conference call will be available through Wednesday, May 28, 2003 at 11:59 p.m. Eastern Time by dialing 800-405-2236 or 303-590-3000 and entering conference ID 538411, or on the internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=14731.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx, which offers Spanish/English language options.